1. *We note the reference on page 23 to conversion of the convertible promissory notes dependent on whether the conversion occurs before or after September 25, 2019. We note company's proxy statement filed on February 26, 2019 and the vote reported on the Form 8-K filed March 25, 2019 extended the time the company has to complete a business combination to September 23, 2019. Please advise as to how the company would be able to complete the business combination after September 23, 2019 or revise.*

Response:

In response to the Staff's comment, the Company would be able to complete the business combination after September 23, 2019 if it obtained the requisite shareholder approval to amend Section 23.2 of the Company's Articles of Association (filed as Exhibit 3.1 to Form 8-K filed by the Company on March 25, 2019) to extend the deadline for completing a business combination to a later date. To obtain such shareholder approval, the Company would need to call a special meeting of its shareholders to vote on the proposed amendment to the Company's Articles of Association.



| PROJECT DIAMOND | Donnelley Financial | VDI-W7-PFD-0372 12.12.13.0 | EGV tymcm0px | 06-Aug-2019 19:42 EST | | 759407 TX 109 | 11* |
| FORM S-4/A | None | | SDI | 02-Aug-2019 06:35 EST | COMP | PS PMT | 1C |

efforts to cause the business combination to qualify, and agree not to, and not to permit or cause any affiliate or any subsidiary of DermTech or Constellation to, take any action which to its knowledge could reasonably be expected to prevent or impede the business combination from qualifying, as a "reorganization" within the meaning of Section 368(a) of the Code.

### Material U.S. Federal Income Tax Consequences of the Business Combination

The following is a description of the material U.S. federal income tax consequences of the business combination that are applicable to U.S. Holders (as defined below) of DermTech common stock who exchange shares of DermTech common stock for shares of Constellation common stock in the business combination and hold their shares as capital assets. This discussion does not address all of the U.S. federal income tax consequences that may be relevant to particular U.S. Holders in light of their particular circumstances. This discussion does not address special tax rules applicable to particular U.S. Holders, such as: dealers in securities or foreign currencies; banks; insurance companies; financial institutions; mutual funds; real estate investment trusts; regulated investment companies; tax-exempt organizations; pass-through entities such as partnerships, S corporations, disregarded entities for federal income tax purposes and limited liability companies (and investors therein); persons who are not U.S. Holders; stockholders who are subject to the alternative minimum tax provisions of the Code; persons who hold their shares as part of a hedge, wash sale, synthetic security, conversion transaction, or other integrated transaction; persons that have a functional currency other than the U.S. dollar; traders in securities who elect to apply a mark-to-market method of accounting; persons who hold shares of DermTech common stock that may constitute "qualified small business stock" under Section 1202 of the Code or as "Section 1244 stock" for purposes of Section 1244 of the Code; persons who acquired their shares of stock in a transaction subject to the gain rollover provisions of Section 1045 of the Code; persons who acquired their shares of stock pursuant to the exercise of options or otherwise as compensation or through a tax-qualified retirement plan or through the exercise of a warrant or conversion rights under convertible instruments; and certain expatriates or former citizens or longterm residents of the United States. DermTech stockholders subject to special tax rules that are described in this paragraph are urged to consult their own tax advisors regarding the consequences to them of the business combination.

If an entity that is treated as a partnership for U.S. federal income tax purposes holds DermTech common stock, the U.S. federal income tax treatment of a partner in the partnership will generally depend upon the status of the partner, the activities of the partnership and certain determinations made at the partner level. Partners of partnerships or other pass-through entities holding shares of DermTech common stock should consult their tax advisors regarding the tax consequences of the business combination.

This discussion does not address the tax consequences to DermTech stockholders under any state, local or foreign tax laws or the U.S. federal estate or gift, Medicare net investment income, or alternative minimum tax provisions of the Code. It also does not discuss the tax consequences of transactions occurring prior to, concurrently with or after the business combination (whether or not such transactions are undertaken in connection with the business combination), including, without limitation, the Domestication, the exercise of stock options or warrants in anticipation of the business combination. No ruling from the Internal Revenue Service, or the IRS, has been or will be requested in connection with the business combination and DermTech stockholders should be aware that the IRS could adopt a position which could be sustained by a court contrary to that set forth in this discussion.

This discussion is based upon current provisions of the Code, existing and proposed U.S. Treasury Regulations promulgated thereunder, and current administrative rulings and court decisions, all as in effect as of the date hereof and all of which are subject to differing interpretations or change. Any change, which may be retroactive, could alter the tax consequences to DermTech stockholders as described in this summary.

In connection with the filing of the registration statement of which this proxy statement/prospectus/information statement is a part, Greenberg Traurig, LLP will deliver to Constellation and Mintz, Levin, Cohn, Ferris, Glovsky



| PROJECT DIAMOND | Donnelley Financial | VDI-W7-PFD-0372 12.12.13 0 | EGV tymcmOpx | 06-Aug-2019 19: 4 EST | | 759407 TX 137 | 12* |
| FORM S-4/A | None | ■ SDI | | 02-Aug-2019 06:35 EST | CO MP | PS PMT | 1C |

| Current Charter | Interim Charter |
|---|---|
| | • Section 7.02 Advance Notice. Advance notice of shareholder nominations for the election of directors and of business to be brought by shareholders before any meeting of the shareholders of the Corporation shall be given in the manner provided in the Bylaws. |
| | • Section 7.03 Action by Written Consent. Any action required or permitted to be taken by the stockholders of the Corporation may be effected by written consent of the stockholders holding the requisite number of shares required to approve such action. |

You should note that not only will the Interim Charter preserve the existing rights of Constellation ordinary shares, but also that the existing provisions of the Current Charter (including Regulation 23 of the Current Charter and those other provisions which cannot be amended prior to the Closing or made subject to certain restrictions or amendment) will be replicated or substantively replicated in the Current Charter.

## Material U.S. Federal Income Tax Consequences of the Domestication

The following is a description of the material U.S. federal income tax consequences of the Domestication to holders of Constellation ordinary shares if the Domestication is completed. This summary is based upon the Code, the regulations promulgated by the U.S. Treasury Department, current administrative interpretations and practices of the IRS, and judicial decisions, all as currently in effect as of the date hereof and all of which are subject to differing interpretations or to change, possibly with retroactive effect. No assurance can be given that the IRS would not assert, or that a court would not sustain, a position contrary to any of the tax considerations described below. No advance ruling has been or will be sought from the IRS regarding any matter discussed in this summary. This summary does not discuss the impact that U.S. state and local taxes and taxes imposed by non-U.S. jurisdictions could have on the matters discussed in this summary. This summary does not purport to discuss all aspects of U.S. federal income taxation that may be important to a particular shareholder in light of its investment or tax circumstances or to shareholders subject to special tax rules, such as:

- certain U.S. expatriates;
- a dealer in securities or foreign currencies;
- traders in securities that elect mark-to-market treatment;
- pass-through entities such as partnerships, S corporations, disregarded entities for federal income tax purposes and limited liability companies (and investors therein);
- U.S. Holders (as defined below) whose functional currency is not the U.S. dollar;
- financial institutions or banks;
- a person that received Constellation ordinary shares as compensation for services;
- mutual funds;
- qualified plans, such as 401(k) plans, individual retirement accounts, etc.;



| PROJECT DIAMOND | Donnelley Financial | VDI-W7-PFD-0558 12.12.13.0 | EGV hoggj0px | 06-Aug-2019 19:45 EST | | 759407 TX 141 | 10* |
| FORM S-4/A | None | SDI | | 02-Aug-2019 06:35 EST | COMP | PS PMT | 1C |

### C. U.S. Holders that Own Constellation Ordinary Shares with a Fair Market Value Less Than $50,000

Subject to the discussion below under "*PFIC Considerations*," a U.S. Holder who on the date of the Domestication owns (or is considered to own) ordinary shares of Constellation with a fair market value less than $50,000 and is not a 10% Shareholder will not be required to recognize any gain or loss under Section 367 of the Code in connection with the Domestication, and generally will not be required to include any part of the all earnings and profits amount in income, or the de minimis exception.

U.S. HOLDERS ARE STRONGLY URGED TO CONSULT THEIR OWN TAX ADVISORS REGARDING THE TIMING OF THE APPLICABILITY AND THE CONSEQUENCES OF SECTION 367(B) IN THE CASE OF THE DOMESTICATION.

### PFIC Considerations

In addition to the discussion above, the Domestication could be a taxable event to U.S. Holders under the PFIC provisions of the Code if Constellation is or ever was a PFIC.

### A. Definition of a PFIC

In general, Constellation will be a PFIC with respect to a U.S. Holder if, for any taxable year in which such U.S. Holder held Constellation ordinary shares, (a) at least 75% or more of Constellation's gross income for the taxable year was passive income or (b) at least 50% or more of the value, determined on the basis of a quarterly average, of Constellation's assets is attributable to assets that produce or are held to produce passive income. Passive income generally includes dividends, interest, rents and royalties (other than certain rents and royalties that are derived in the active conduct of a trade or business), and gains from the disposition of passive assets.

### B. PFIC Status of Constellation

In the opinion of Greenberg Traurig, LLP, counsel to Constellation, Constellation has been a PFIC since its inception. The determination of whether a foreign corporation is a PFIC is primarily factual and there is little administrative or judicial authority on which to rely to make a determination.

### C. Effects of PFIC Rules on the Domestication

Section 1291(f) of the Code requires that, to the extent provided in Treasury Regulations, a U.S. person who disposes of stock of a PFIC recognizes gain notwithstanding any other provision of the Code. No final Treasury Regulations are currently in effect under Section 1291(f). However, proposed Treasury Regulations under Section 1291(f) were promulgated in 1992 and may be applied with a retroactive effective date. Such regulations have not been finalized in the 27 years since they were issued. If finalized in their current form, those regulations would generally require taxable gain recognition to U.S. Holders of Constellation ordinary shares in the Domestication if Constellation were classified as a PFIC at any time during such U.S. Holder's holding period in such shares and the U.S. Holder had not made a QEF election under Section 1295 of the Code for the first taxable year in which the U.S. Holder owned Constellation ordinary shares or in which Constellation was a PFIC, whichever is later. The tax on any such recognized gain would be imposed at the rate applicable to ordinary income and an interest charge would apply based on a complex set of computational rules designed to offset the tax deferral with respect to the undistributed earnings of Constellation. Under these rules:

- the U.S. Holder's gain would be allocated ratably over the U.S. Holder's holding period for such holder's Constellation ordinary shares;

- the amount of gain allocated to the U.S. Holder's taxable year in which the U.S. Holder recognized the gain, or to the period in the U.S. Holder's holding period before the first day of the first taxable year in which Constellation was a PFIC, would be taxed as ordinary income;



| PROJECT DIAMOND | Donnelley Financial | VDI-W7-PFD-0558 12.12.13.0 EGV hoggj0px | 06-Aug-2019 19:45 EST | | 759407 TX 142 | 9* |
| FORM S-4/A | None | SDI | 02-Aug-2019 06:35 EST | COMP | PS PMT | 1C |

- the amount of gain allocated to other taxable years (or portions thereof) of the U.S. Holder and included in such holder's holding period would be taxed at the highest tax rate in effect for that year applicable to the U.S. Holder; and

- the interest charge generally applicable to underpayments of tax would be imposed in respect of the tax attributable to each such other taxable year of the U.S. Holder. Any "all earnings and profits amount" included in income by a U.S. Holder as a result of the Domestication generally would be treated as gain subject to these rules.

If the proposed Treasury Regulations are adopted in their final form, it is the opinion of Greenberg Traurig, LLP, counsel to Constellation, that the tax consequences should be as set forth above in this section entitled "*Proposal No. 2 – The Domestication Proposal – Material U.S. Federal Income Tax Consequences of the Domestication – PFIC Considerations – C. Effects of PFIC Rules on the Domestication.*" However, because the proposed Treasury Regulations have not yet been adopted in final form, they are not currently effective and there is no assurance they will be finally adopted in the form and with the effective date proposed. Nevertheless, the IRS has announced that taxpayers may apply reasonable interpretations of Code provisions applicable to PFICs and that it considered the rules set forth in the Proposed Treasury Regulations to be reasonable interpretations of those Code provisions. If the proposed Treasury Regulations are not adopted in the form and with the effective date proposed, it is the opinion of Greenberg Traurig, LLP, counsel to Constellation, that the tax consequences should be as set forth above under the section entitled "*Proposal No. 2 – The Domestication Proposal – Material U.S. Federal Income Tax Consequences of the Domestication – The Domestication.*"

Although some elections may be able to mitigate the adverse PFIC tax consequences upon a disposition of shares, such as a qualified electing fund, or QEF, election, mark to market election, or deemed sale election, no such elections are available for warrants. Any holder of warrants could therefore be required to recognize gain as ordinary income and subject to an interest charge. Further, because the shareholder's holding period in the stock received upon the exercise of the warrants includes the holding period in the warrants under the PFIC rules, a QEF election made on the stock would not rid the stock of its PFIC taint absent the shareholder recognizing gain or including a deemed dividend amount in a purging election. In addition, Constellation may not provide timely financial information that would be required for U.S. taxpayers to make a potentially favorable QEF election.

The PFIC rules are complex and the implementation of certain aspects of the PFIC rules requires the issuance of Treasury regulations which in many instances have not been promulgated and which may be promulgated and which may have retroactive effect. There can be no assurance that any of these proposals will be enacted or promulgated, and if so, the form they will take or the effect that they may have on this discussion. Accordingly, and due to the complexity of the PFIC rules, U.S. Holders are strongly urged to consult their own tax advisors concerning the impact of these rules on the Domestication, including, without limitation, whether a QEF Election, deemed sale election and/or mark to market election is available with respect to their Constellation ordinary shares and the consequences to them of any such election.

### U.S. Federal Income Tax Consequences to Non-U.S. Holders

This section is addressed to non-U.S. Holders of Constellation common stock after completion of the Domestication. For purposes of this discussion, a Non-U.S. Holder is a beneficial owner (other than any entity or arrangement classified as a partnership for U.S. federal income tax purposes) that is not a U.S. Holder.

In the event that Constellation makes a distribution of cash or property with respect to Constellation common stock, any such distribution will be treated as a dividend for U.S. federal income tax purposes to the extent paid from Constellation's or the combined company's current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Dividends paid to a non-U.S. Holder generally will be subject to withholding tax at a 30% rate or a reduced rate specified by an applicable income tax treaty. In order to obtain a reduced rate of withholding, a non-U.S. Holder generally will be required to provide to Constellation or the combined company an IRS Form W-8BEN (or other applicable documentation) certifying its entitlement to benefits under the treaty.